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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


[_] CHECK BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

(Print or Type Response)
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1.   Name and Address of Reporting Person*

   Valles                           Pere
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   (Last)                           (First)             (Middle)

                              820 Muirhead Avenue
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                                    (Street)

  Naperville,                      Illinois              60565
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     GlobalNet, Inc. (GBNE)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     ###-##-####
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4.   Statement for Month/Year

     12/00
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Chief Financial Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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            TABLE -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
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
                                                                                                             6.
                                                             4.                              5.              Owner-
                                                             Securities Acquired (A) or      Amount of       ship
                                              3.             Disposed of (D)                 Securities      Form:       7.
                                              Transaction    (Instr. 3, 4 and 5)             Beneficially    Direct      Nature of
                               2.             Code           ----------------------------    Owned at End    (D) or      Indirect
1.                             Transaction    (Instr. 8)                     (A)             of Month        Indirect    Beneficial
Title of Security              Date           ------------       Amount      or     Price    (Instr. 3       (I)         Ownership
(Instr. 3)                     (mm/dd/yy)      Code     V                    (D)             and 4)          (Instr.4)   (Instr. 4)
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
Common Stock, $.001
par value                      12/28/00(1)     A                425,000(2)    A               425,000           D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

                                                                          (Over)

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FORM 4 (CONTINUED)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


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                                                                                                                    10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
                                                                                                         of         Form
            2.                                                                                           Deriv-     of
            Conver-                      5.                                 7.                           ative      Deriv-   11.
            sion                         Number of                          Title and Amount             Secur-     ative    Nature
            or                           Derivative     6.                  of Underlying       8.       ities      Secur-   of
            Exer-             4.         Securities     Date                Securities          Price    Bene-      ity:     In-
            cise     3.       Trans-     Acquired (A)   Exercisable and     (Instr. 3 and 4)    of       ficially   Direct   direct
1.          Price    Trans-   action     or Disposed    Expiration Date     ----------------    Deriv-   Owned      (D) or   Bene-
Title of    of       action   Code       of(D)          (Month/Day/Year)              Amount    ative    at End     In-      ficial
Deriva-     Deriv-   Date     (Instr.    (Instr. 3,     ----------------              or        Secur-   of         direct   Owner-
tive        ative    (Month    8)        4 and 5)       Date      Expira-             Number    ity      Month      (I)      ship
Security    Secur-   /Day/    -------    ------------   Exer-     tion                of        (Instr.  (Instr.    (Instr   (Instr.
(Instr.3)   ity      Year)    Code  V      (A)   (D)    cisable   Date      Title     Shares    5)       4)          .4)       4)
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
Options     $0.75    12/28/    A                         5/15               Common    150,000            150,000     D
            /share   /00                   150,000       /01                Stock
                                           (3)
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

Explanation of Responses:

1. On May 30, 2000 GlobalNet International, Inc. ("GII") merged into a subsidiary of Rich Earth, Inc. ("Rich Earth") in a "reverse merger" transaction (the "Merger"). As a result of the Merger, GII, continued as the operating entity under the GlobalNet, Inc. ("GlobalNet" or the "Issuer") name, and its historical financial statements replaced those of Rich Earth. Prior to the Merger, Rich Earth filed a Form 10 with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") causing Rich Earth to become subject to the reporting requirements under the Exchange Act. Immediately prior to the Merger, Reporting Person was an officer, director and/or 10% beneficial owner of GII. Immediately after giving effect to the Merger, Reporting Person became an officer, director and/or 10% beneficial owner of GlobalNet. All of Reporting Person's ownership interest in the Issuer was reported in the Schedule 14C Definitive Information Statement (the "Information Statement") filed with the Commission pursuant to
Section 14(c) of the Exchange Act by Issuer (f/k/a Rich Earth). It was only recently, after Issuer engaged a new law firm as its outside counsel, that Reporting Person was advised of its ongoing reporting obligations under the Exchange Act. This filing is being filed in compliance with such ongoing reporting requirements under the Exchange Act. The failure to timely file this filing with the Commission was not willful or deliberate, but rather was the result of Reporting Person not being made aware of the ongoing reporting provisions set forth in the Exchange Act.

2. On December 28, 2000, the Issuer granted Reporting Person 425,000 shares of its Common Stock vesting in the following manner: 44% on September 15, 2001, 22% on May 15, 2002 and 34% on May 15, 2003.

3. On December 28, 2000, the Issuer granted Reporting Person 150,000 options to purchase its Common Stock, par value $.001 at an exercise price of $0.75/per share of its Common Stock, par value $.001 vesting in the following manner: 33% on May 15, 2001, 33% on May 15, 2002 and 33% on May 15, 2003.


        /s/Pere Valles                                       April 9, 2001
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      **Signature of Reporting Person                             Date


    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.